Filed pursuant to Rule 425
of the Securities Act of 1933
Filer:  Statoil ASA
Filer’s Exchange Act File No.: 1-15200
Norsk Hydro’s Exchange Act File No.: 1-9159

Disclaimer:

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. Norsk Hydro shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Statoil’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Statoil will make the effective registration statement available for free to Norsk Hydro’s shareholders in the United States.

Integration Planning Team appointed

An Integration Planning Team consisting of representatives from Hydro and Statoil is in place as of today, ready to begin the work to plan and secure an efficient merger.

The team will be headed by Hilde Merete Aasheim, who leaves her position as Hydro executive vice president today to concentrate full time on the integration process. She will be supported by Anne Therese Hestenes from Statoil, who will focus on the overall orchestration of the integration activities. In addition, the following representatives will participate (area of responsibility in the integration team in brackets):

From Statoil
Randi Grung Olsen (Governance/Management systems)
Tor Egil Sunderø (Organisation design)
Arild Oma Steine (Communication)
Jens R Jenssen (Management selection)
Kjersti Bergsåker-Aspøy (Legal)
Torgrim Reitan (Business planning)
Jostein Gaasemyr (Union relations)
Janne Dirdal (SOX)

From Hydro
Hilde Merete Aasheim (Governance/Management systems)
Arild Andreassen (Organisation design)
Bjørn Otto Sverdrup (Communication)
Karin Våland Sandvold (Management selection)
Gunnar Heiberg (Legal)
David Nunn (Business planning)
Arild Andreassen (Union relations)
Christian Kjellberg (SOX)

“The Integration team represents leading competence from both companies. Together, we have a tremendous responsibility to make sure the integration process provides a fundament for a successful, new energy company,” says Ms Aasheim.

A working group of employee and management representatives of both companies is established to develop a model for cooperation to ensure a joint approach and communication related to key issues throughout the integration planning process.

Further, a working group has been established within the business areas and corporate functions which will be responsible for the further planning of the development of the new organisation for each of these areas. For the business areas, this work is being led by those appointed to comprise the corporate executive committee when the merger is completed. The corporate functions will be led by future managers once these are appointed. The working groups have the following members.

The Integration Planning Team

From Hydro
Hilde Merete Aasheim (Governance/Management systems)
Arild Andreassen (Organisation design)
Bjørn Otto Sverdrup (Communication)
Karin Våland Sandvold (Management selection)
Gunnar Heiberg (Legal)
David Nunn (Business planning)
Arild Andreassen (Union relations)
Christian Kjellberg (SOX)

From Statoil
Randi Grung Olsen (Governance/Management systems)
Tor Egil Sunderø (Organisation design)
Arild Oma Steine (Communication)
Jens R. Jenssen (Management selection)
Kjersti Bergsåker-Aspøy (Legal)
Torgrim Reitan (Business planning)
Jostein Gaasemyr (Union relations)
Janne Dirdal (SOX)